Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated March 9, 2009

Relating to Preliminary Prospectus Supplement dated March 9, 2009

Registration Statement No. 333-154941

Issuer Free Writing Prospectus

filed by Palm, Inc.

Total common stock offered	23,125,000 shares (excluding over-allotment option).

Common stock offered by us	8,048,077 shares (excluding over-allotment option).

Additional common stock offered	15,076,923 shares underlying 49,000 shares of our Series C Convertible Preferred Stock being sold to the underwriters by the selling stockholders named in the prospectus supplement.

Common stock to be outstanding immediately after the offering	134,187,790 shares (excluding over-allotment option), based on 111,062,790 shares outstanding as of February 27, 2009.

Initial public offering price	$6.00 per share

Over-allotment option	We have granted the underwriters the option to purchase up to 3,468,750 additional shares of our common stock to cover over-allotments.

Participation in offering by the selling stockholders	The selling stockholders are purchasing 8,166,666 shares of our common stock in the offering ($49,000,000 divided by the public offering price per share).

Net proceeds to us	Approximately $83.9 million (approximately $103.6 million if the over-allotment option is exercised in full).

Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are the joint book-running managers for this offering.

Palm has filed a registration statement (including a prospectus supplement and accompanying prospectus and documents incorporated by reference therein) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus, the documents incorporated by reference therein and other documents Palm, Inc. has filed for more complete information about Palm, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Palm, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.